SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28758; 812-13619]

Nuveen Tax-Advantaged Total Return Strategy Fund, et al.; Notice of Application

June 4, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 18(a)(1)(A) and (B) of the Act.

Applicants: Nuveen Tax-Advantaged Total Return Strategy Fund, Nuveen Real Estate Income Fund, Nuveen Diversified Dividend and Income Fund, Nuveen Multi-Strategy Income and Growth Fund, Nuveen Multi-Strategy Income and Growth Fund 2, Nuveen Quality Preferred Income Fund, Nuveen Quality Preferred Income Fund 2, Nuveen Quality Preferred Income Fund 3, Nuveen Senior Income Fund, Nuveen Floating Rate Income Fund and Nuveen Floating Rate Income Opportunity Fund (each, a "Fund" and collectively, "Funds").

Summary of Application: Applicants request an order ("Order") granting an exemption from sections 18(a)(1)(A) and (B) of the Act for a period from the date of the Order until October 31, 2010. The Order would permit each Fund to issue or incur debt subject to asset coverage of 200% that would be used to refinance all of the Fund's issued and outstanding auction rate preferred shares ("ARPS") issued prior to February 1, 2008 that are outstanding at the time such post-order debt is issued or incurred. The Order also would permit each Fund to declare dividends or any other distributions on, or purchase, capital stock during the term of the Order, provided that such post-Order debt has asset coverage of at least 200% after deducting the amount of such transaction.

Filing Dates: The application was filed on December 29, 2008, and amended on March 27, 2009, and June 2, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 pm on June 29, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: c/o Gifford R. Zimmerman, Managing Director, Assistant Secretary and Associate General Counsel, Nuveen Asset Management, 333 West Wacker Drive, Chicago, IL 60606

For Further Information Contact: Bruce R. MacNeil, Senior Counsel, at (202) 551-6817, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Each of the Funds is organized as a Massachusetts business trust and is a closed-end management investment company registered under the Act. Each Fund is advised by Nuveen Asset Management ("Nuveen") and has issued and outstanding a class of common shares and a class of one or more series of ARPS.

2.   Applicants state that the Funds issued their outstanding ARPS for purposes of investment leverage to augment the amount of investment capital available for use in the pursuit of their investment objectives. Applicants state that, through the use of leverage, the Funds seek to enhance the investment return available to the holders of their common shares by earning a rate of portfolio return (which includes the return obtained from securities purchased from the proceeds of ARPS offerings) that exceeds the dividend rate that the Funds pay to holders of the ARPS. Applicants represent that ARPS shareholders are entitled to receive a stated liquidation preference amount of $25,000 per share (plus any accumulated but unpaid dividends) in any liquidation, dissolution, or winding up of the relevant Fund before any distribution or payment to holders of the Fund's common shares. Applicants also state that dividends declared and payable on ARPS have a similar priority over dividends declared and payable on the Funds' common shares. In addition, applicants state that ARPS are "perpetual" securities and are not subject to mandatory redemption by a Fund (provided certain asset coverage tests are met). Further, applicants state that ARPS are redeemable at each Fund's option.

3.   Applicants state that prior to February 2008, dividend rates on the ARPS for each dividend period were set at the market clearing rate determined through an auction process that brought together bidders, who sought to buy ARPS, and holders of ARPS, who sought to sell their ARPS. Applicants explain that if an auction fails to clear (because of an imbalance of sell

orders over bids), the dividend payment rate over the next dividend period is set at a specified maximum applicable rate (the "Maximum Rate") determined by reference to a short-term market interest rate. Applicants state that an unsuccessful auction is not a default; the relevant Fund continues to pay dividends to all holders of ARPS but at the specified Maximum Rate rather than a market clearing rate. Applicants state that they had experienced no unsuccessful auctions prior to February 2008.

4. Applicants state that the lead underwriter of the initial placement of a particular series of ARPS (each a "Lead Manager") would regularly place bid orders with its own capital in an auction to help ensure that there would be a sufficient number of bid orders relative to sell orders to permit an auction to clear. Applicants represent that the auction mechanism generally provided readily available liquidity to holders of ARPS for almost twenty years. Applicants believe that many holder of ARPS relied on them as part of a cash management vehicle, based in part on their expectation of ready liquidity.

5. Applicants state that leading up to February 2008, the Lead Managers began to experience financial pressures that led them to be unwilling to hold ARPS on their balance sheets and to cease entering supporting bids at ARPS auctions. Applicants state that beginning on February 12, 2008, all closed-end funds advised by Nuveen that had outstanding ARPS (including the Funds) experienced auction failures due to an imbalance between buy and sell orders. Applicants also state that they believe there is no established secondary market that would provide holders of ARPS with the liquidation preference of $25,000 per share. Applicants state that to date the Funds have redeemed approximately 81% of their outstanding ARPS with, in part, borrowings from (a) a commercial paper conduit facility, (b) a prime brokerage facility, and (c) a bank line of credit, but have been prohibited from replacing all of their outstanding

ARPS because they would not have the 300% asset coverage required by section 18(a)(1) of the Act after a full redemption of the ARPS. As a result, applicants state that there is currently no reliable mechanism for holders of ARPS to obtain liquidity, and believe that, industry-wide, the current lack of liquidity is causing distress for a substantial number of ARPS shareholders and creating severe hardship for many investors.

6.   Applicants seek relief for a period from the date of any Order until October 31, 2010 ("Exemption Period") to facilitate temporary borrowings by the Funds that would enhance their ability to provide a liquidity solution to the holders of their ARPS in the near term[1] while they either pay down or seek a more permanent form of replacement leverage, such as a new type of preferred stock.[2] Because of the limited availability of debt financing in the current, severely constrained capital markets, the applicants believe that the negotiation, execution and closing of a borrowing transaction to replace the leverage currently represented by the Funds' outstanding ARPS, if it can be effected, might take several months following the issuance of the Order. Applicants further state that once the debt incurred in replacement of a Fund's outstanding ARPS is in place, it is uncertain whether and when the applicants will be able to issue VRDP Shares to replace the debt, or how quickly the securities and capital markets will return to conditions that would enable the applicants to achieve compliance with the asset coverage requirements that would apply in the absence of the Order. Given the continuing unsettled state of the securities and capital markets, the applicants believe that the Exemption Period is reasonable and appropriate. Each Fund's refinancing of ARPS would be subject to the

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[1] Each Fund notes that the cost of the replacement leverage is expected, over time, to be lower than the total cost of ARPS based on the Maximum Rates applicable to the ARPS of those Funds.

[2] Applicants state that certain closed-end municipal bond funds in the same group of investment companies as the applicants (but none of the applicants) have issued Variable Rate Demand Preferred Shares ("VRDP Shares"), a new type of preferred stock that supplements or replaces existing ARPS. Applicants further state that it is not certain that the Funds will be able to redeem all of their ARPS through the issuance of VRDP shares.

Fund obtaining any necessary approval of changes to the Fund's fundamental investment policies and approval of the refinancing arrangements by the Fund's board of trustees ("Board").

Applicants' Legal Analysis:

1.   Section 18(a)(1)(A) of the Act provides that it is unlawful for any registered closed-end investment company to issue any class of senior security representing indebtedness, or to sell such security of which it is the issuer, unless such class of senior security will have an asset coverage of at least 300% immediately after issuance or sale. Section 18(a)(2)(A) of the Act provides that it is unlawful for any registered closed-end investment company to issue any class of senior security that is a stock, or to sell any such security of which it is the issuer, unless such class of senior security will have an asset coverage of at least 200% immediately after such issuance or sale.[3]

2.   Section 18(a)(1)(B) prohibits a closed-end fund from declaring a dividend or other distribution on, or purchasing, its own capital stock unless its outstanding indebtedness will have an asset coverage of at least 300% immediately after deducting the amount of such dividend, distribution or purchase price.[4] Section 18(a)(2)(B) prohibits a closed-end fund from declaring a dividend or other distribution on, or purchasing, its own common stock unless its

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[3] Section 18(h) of the Act defines asset coverage of a senior security representing indebtedness of an issuer as the ratio which the value of the total assets of the issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of the issuer. The section defines asset coverage of the preferred stock of an issuer as the ratio which the value of the total assets of the issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of the issuer plus the amount the class of senior security would be entitled to on involuntary liquidation.

[4] An exception is made for the declaration of a dividend on a class of preferred stock if the senior security representing indebtedness has an asset coverage of at least 200% at the time of declaration after deduction of the amount of such dividend. See section 18(a)(1)(B) of the Act. Further, section 18(g) of the Act provides, among other things, that "senior security," for purposes of section 18(a)(1)(B), does not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed.

outstanding preferred stock will have an asset coverage of at least 200% immediately after deducting the amount of such dividend, distribution or purchase price.

3.　　　Section 6(c) of the Act provides, in relevant part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security, or transaction from any provision of the Act if and to the extent necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.　　　Applicants request that the Commission issue an Order under section 6(c) of the Act to exempt each Fund from the 300% asset coverage requirements set forth in sections 18(a)(1)(A) and (B) of the Act. Specifically, the Funds seek relief from the section 18 asset coverage requirements for senior securities representing indebtedness for the Exemption Period to permit the Funds to refinance any ARPS issued prior to February 1, 2008 that are outstanding at the time of the Order with debt subject to the 200% asset coverage requirement for stock, rather than the 300% asset coverage that would ordinarily apply under section 18 to senior securities representing indebtedness, (a) when they incur that debt, and (b) when they declare dividends or any other distributions on, or purchase, their capital stock, after deduction of the amount of such dividend, distribution or purchase price.[5] Applicants state that, except as permitted under the requested Order, if issued, the Funds would meet all of the asset coverage requirements of section 18(a) of the Act. In addition, applicants state that each Fund that borrows in reliance on the Order will either pay down or refinance the debt within the Exemption Period so that the Fund would, at the expiration of the Exemption Period, comply with the

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[5]　　　For purposes of the Order, ARPS refinancings refer to such post-Order borrowings and any refinancings of such post-Order borrowings until the expiration of the Order.

applicable asset coverage requirements (200% for stock or 300% for debt) under section 18 of the Act.

5.   Applicants state that section 18 reflects congressional concerns regarding preferential treatment for certain classes of shareholders, complex capital structures, and the use of excessive leverage. Applicants submit that another concern was that senior securities gave the misleading impression of safety from risk. Applicants believe that the request for temporary relief is necessary, appropriate and in the public interest and that such relief is consistent with the protection of investors and the purposes intended by the policy and provisions of the Act.

6.   Applicants note that the illiquidity of ARPS is a unique, exigent situation that is posing urgent, and in some cases, severe hardships on ARPS shareholders. Applicants represent that the proposed replacement of the ARPS with debt would provide liquidity for the Funds' ARPS shareholders while the Funds continue their efforts to obtain a more permanent form of financing (such as through the issuance of VRDP Shares) that fully complies with the asset coverage requirements of section 18.[6]

7.   Applicants represent that the Order would help avoid the potential harm to common shareholders that could result if the Funds were to deleverage their portfolios in the current difficult market environment or that could result if a reduction in investment return reduced the market price of common shares. Applicants also state that the requested Order would permit the Funds to continue to provide their common shareholders with the enhanced returns that leverage may provide.

8.   Applicants believe that the interests of both classes of the Funds' current investors would be well served by the requested order – the ARPS shareholders because they would

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[6]   See supra note 2.

achieve the liquidity that the market currently cannot provide (as well as full recovery of the liquidation value of their shares) and the common shareholders because the cost of the new form of leverage would, over time, be lower than that of the total cost of the ARPS based on their Maximum Rates and the adverse consequences of deleveraging would be avoided.

9.   Applicants represent that the proposed borrowing would be obtained from banks, insurance companies or qualified institutional buyers (as defined in Rule 144(a)(1) under the Securities Act of 1933) who would be capable of assessing the risk associated with the transaction. Applicants also state that, to the extent the Act's asset coverage requirements were aimed at limiting leverage because of its potential to magnify losses as well as gains, they believe that the proposal would not unduly increase the speculative nature of the Funds' common shares because the relief is temporary and the Funds would be no more highly leveraged if they replace the existing ARPS with borrowing.[7] Applicants also state that the proposed liquidity solution would not make the Funds' capital structure more complex, opaque, or hard to understand or result in pyramiding or inequitable distribution of control.

10.   Applicants state that the current state of the credit markets, which has affected the ARPS, is an historic event of unusual severity, which requires a creative and flexible response on the part of both the public and private sectors. Applicants believe that these issues have created an urgent need for tailored, rapid, thoughtful and responsive solutions. Applicants believe that the request meets the standards for exemption under section 6(c) of the Act.

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[7]   Applicants acknowledge that managing any portfolio that relies on borrowing for leverage entails the risk that, when the borrowing matures and must be repaid or refinanced, an economically attractive form of replacement leverage may not be available in the capital markets. For that reason, any portfolio that relies on borrowing for leverage is subject to the risk that it may have to deleverage, which could be disadvantageous to the portfolio's common shareholders. Applicants therefore state that they regard leveraging through borrowing as potentially a temporary, interim step, with the issuance of new preferred stock such as VRDP Shares as a possible longer-term replacement source of portfolio leverage.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief shall be subject to the following conditions:

1.   Each Fund that borrows subject to 200% asset coverage under the Order will do so only if such Fund's Board, including a majority of the trustees who are not "interested persons" (as defined in section 2(a)(19) of the Act) ("Independent Trustees"), shall have determined that such borrowing is in the best interests of such Fund, its common shareholders, and its ARPS shareholders. Each Fund shall make and preserve for a period of not less than six years from the date of such determination, the first two years in an easily accessible place, minutes specifically describing the deliberations by the Board and the information and documents supporting those deliberations, the factors considered by the Board in connection with such determination, and the basis of such determination.

2.   Upon expiration of the Exemption Period, each Fund will have asset coverage of at least 300% for each class of senior security representing indebtedness.

3.   The Board of any Fund that has borrowed in reliance on the Order shall receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by the Independent Trustees) regarding and assessing the efforts that the Fund has undertaken, and the progress that the Fund has made, towards achieving compliance with the appropriate asset coverage requirements under section 18 by the expiration of the Exemption Period. The Board, including a majority of the Independent Trustees, will make such adjustments as it deems necessary or appropriate to ensure that the Fund comes into compliance with section 18 of the Act within a reasonable period of time, not to exceed the expiration of the Exemption Period. Each Fund will make and preserve

minutes describing these reports and the Board's review, including copies of such reports and all other information provided to or relied upon by the Board, for a period of not less than six years, the first two years in an easily accessible place.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary